

June 25, 2025

Roy Choi
Manager
Knighted Pastures, LLC
1933 S. Broadway, Suite 1146
Los Angeles, CA 90007

> **Re: Knighted Pastures, LLC**
> **Allied Gaming & Entertainment, Inc.**
> **PREC14A Filed June 18, 2025**
> **Filed by Knighted Pastures, LLC et al.**
> **File No. 001-38226**

Dear Roy Choi:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed June 18, 2025

General

1. On pages 3, 25, and 31, you state that the Knighted Nominees will constitute a majority of the Board if they are all elected. Please disclose whether the election of the Knighted Nominees would result in a change of control of the Company under any agreements that the Company has entered into and quantify the effect of such change in control.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Your proxy statement contains multiple beliefs or opinions that should be recharacterized as such and supported (or deleted if support cannot be provided). The following are some examples:

- "[The Federal Litigation] reflect[s] . . . a disregard for the stockholder franchise . . . ." (stockholder letter)
- "ZH CPA, LLC [is] a small, relatively unknown accounting firm." (pages 9 and 38)
- "On April 29, 2024, the Company filed an Amendment No. 1 to its Annual Report on Form 10-K/A . . ., but failed to report the Zhihe Transaction, the Skyline Transaction, and the Elite Transaction, despite reporting of such transactions with related persons being required under Item 13 of the Annual Report on Form 10-K, and the applicable rules of the SEC." (page 13)
- "However, on November 12, 2024, Knighted commenced the Second Chancery Action in the Court of Chancery, which resulted in the Company eventually unwinding the Yellow River Transaction . . . ." (page 23)

3. On the preliminary proxy card, please list the Company's Class B director nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Proposal 3, page 36

4. We note that you indicate in this section that abstentions will have no effect on the outcome of Proposal 3. Please revise this section to state that abstentions will be counted as votes against Proposal 3, consistent with your disclosure on page 45 and the Company's proxy statement.

Proposal 5, page 38

5. See our last comment above. Please revise this section to state that abstentions will be counted as votes against Proposal 5, consistent with your disclosure on page 45 and the Company's proxy statement.

Proposal 6, page 39

6. See comment 4 above. Please revise this section to state that abstentions will be counted as votes against Proposal 6, consistent with your disclosure on page 45 and the Company's proxy statement.

Proposal 7, page 40

7. We note the following statement: "In sum, we believe that Mr. Li's malfeasance and manipulation of Allied Gaming's corporate machinery constitute sufficient cause to remove the *entire Board* under Delaware law" (emphasis added). Please revise to clarify that Knighted is only seeking the removal of Mr. Li through the Removal Proposal.

Solicitation of Proxies, page 47

8. We note the following statement on page 47: "Solicitations may be made by certain of the respective directors, officers, members and employees of certain of Knighted and the Knighted Nominees . . . ." Since the Knighted Nominees are natural persons, please revise to clarify the potential solicitors being referenced in this statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions